UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number 000-49995

Argentex Mining Corporation
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

September 15, 2011

Item 3	News Release

The news release was disseminated through Marketwire on September 15, 2011.

Item 4	Summary of Material Change

Issuance of 652,500 common share purchase warrants at a price of C$0.082 per warrant for aggregate gross proceeds of C$53,505, in connection with the over-allotment option of the C$10,005,000 bought-deal financing which closed on August 19, 2011.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See the attached news release

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Kenneth Hicks, President

Tel: (604) 568-2496

Item 9	Date of Report

September 15, 2011

Suite 835 – 1100 Melville Street Vancouver, BC V6E 4A6 Office: (604) 568-2496 Fax: (604) 568-1540 www.argentexmining.com info@argentexmining.com

ARGENTEX ANNOUNCES CLOSING OF OVER-ALLOTMENT OPTION IN
CONNECTION WITH ITS C$10,005,000 BOUGHT-DEAL FINANCING

Vancouver, BC, Canada – September 15, 2011 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCBB: AGXMF) is pleased to announce the closing of the over-allotment option granted to a syndicate of underwriters led by GMP Securities L.P. and including Haywood Securities Inc., Byron Capital Markets Ltd. and Casimir Capital Ltd. (collectively, the “Underwriters”), in connection with a “bought-deal” offering of 8,700,000 units (the “Units”) which closed August 19, 2011.

Argentex has issued to the Underwriters an additional 652,500 common share purchase warrants (each an “Additional Warrant”) at a price of C$0.082 per Additional Warrant for aggregate gross proceeds of C$53,505. Each Additional Warrant entitles the holder to purchase one common share in the capital of Argentex for C$1.60 at any time until 5:00 p.m. (Vancouver time) on August 19, 2013.

Argentex has paid to the Underwriters a cash commission equal to six percent of the additional gross proceeds raised pursuant to the exercise of the Over-Allotment Option. No additional broker warrants were issued to the Underwriters.

As with the Units, the Additional Warrants were offered by way of a short form prospectus filed in all of the Provinces of Canada, other than Quebec. The Additional Warrants were not registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”), and no Additional Warrants were offered or sold in the United States or to any U.S. Persons (as that term is defined in Rule 902 of Regulation S, promulgated under the 1933 Act).

The Company plans to use the net proceeds for general working capital and corporate purposes.

About Argentex:

Argentex Mining Corporation is an exploration company focused on the discovery of silver, gold and polymetallic deposits on its advanced exploration project portfolio in the Patagonia region of southern Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 properties located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCBB.

On behalf of Argentex Mining Corporation:

"Ken E. Hicks"
President

For additional information please contact:

Peter A. Ball
Executive Vice President Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include those concerning Argentex’s planned use of the net proceeds for working capital and for general corporate purposes. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, market factors and risks that are inherent in Argentex's operations including the risk that the Company may not find any minerals in commercially feasible quantity or raise funds sufficient to prosecute its exploration plans. These and other risks are described in the Company’s final short form prospectus filed in connection with the Offering, the Company's Annual Report on Form 10-K and other filings with the Securities and Exchange Commission, which can be found on SEDAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation

/s/ Jeff Finkelstein
Jeff Finkelstein, CFO & Treasurer
Date: September 15, 2011